Exhibit 99.1

PRESS RELEASE

MeaTech Group Manufactures Over Half a Kilogram of Cultivated Fat Biomass in a Single
Production Run

Cultured Fat Biomass Expected to be Key Ingredient for Hybrid Alternative Protein Products

Ness Ziona, Israel, September 14, 2021 - MeaTech 3D Ltd. (Nasdaq: MITC), a technology company developing a suite of advanced manufacturing technologies for cultivated meat production, today announced its Belgian subsidiary, Peace of Meat, has cultivated just over 700 grams of pure chicken fat biomass in a single production run.

This achievement is believed to be the first public demonstration of growth in a single run of this quantity of 100% pure cultivated cell biomass, grown entirely outside of a physical animal.

While many consumers currently enjoy fully plant-based meat alternatives, many find it falls short of replicating the ‘meatiness’ of conventional meat.  MeaTech believes that real cultured animal fats can potentially deliver the signature flavors, aromas, and textures currently derived from conventional farmed meat, thus delivering an enhanced consumer experience when combined with plant-based ingredients. This new product category is referred to as hybrid meat.

Sharon Fima, CEO and CTO, MeaTech, commented, “The production capabilities we have demonstrated today are a successful step in line with our strategy of developing a pilot plant for cultivated fat production, which we are planning for 2022.”

David Brandes, Managing Director, Peace of Meat, commented, “Producing this quantity of pure cultured material in one run is a breakthrough towards potentially manufacturing cultivated chicken fat at an industrial scale and cost parity. The product, pending novel foods approval, is designed to be just like conventional chicken fat. Our shorter-term goal is that this type of cultured chicken cells can be commercialized by MeaTech in strategic hybrid product development collaborations. Today’s preliminary production success brings us one step closer to our longer-term goal of changing human diets towards more sustainable, yet equally savory, food choices."
Pictured above is cultivated fat biomass produced by the MeaTech group. Cultivated products are not yet available for sale

About MeaTech

MeaTech 3D is an international company at the forefront of the cultured meat revolution, listed on the Nasdaq Capital Market under the ticker “MITC”. The company initiated activities in 2019 and is headquartered in Ness Ziona, Israel, with a subsidiary in Antwerp, Belgium. The company believes cultured meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

MeaTech has a particular focus on developing premium, center-of-plate meat products, such as structured marbled steaks. This includes development of high-throughput bioprinting systems. Towards this goal the company is developing a suite of advanced manufacturing technologies to produce cell-based alternative protein products. This includes development of cell-lines for beef, pork, and chicken.

For more information, please visit https://meatech3d.com/.

Forward-Looking Statements

This press release contains forward-looking statements concerning MeaTech’s business, operations and financial performance and condition as well as plans, objectives and expectations for MeaTech’s business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect MeaTech’s current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause MeaTech’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, MeaTech’s expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before MeaTech can potentially launch commercial sales; MeaTech’s research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; MeaTech’s ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in MeaTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on April 21, 2021. New risks and uncertainties may emerge from time to time, and it is not possible for MeaTech to predict their occurrence or how they will affect MeaTech. If one or more of the factors affecting MeaTech’s forward-looking information and statements proves incorrect, then MeaTech’s actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, MeaTech cautions you not to place undue reliance on its forward-looking information and statements. MeaTech disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

MeaTech Press Contact:	MeaTech Investor Contacts:
Alan Ryan Rainier Communications alanryan@rainierco.com Tel: 508-577-6635	Joseph Green Edison Group jgreen@edisongroup.com Tel: 646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: 617-418-3096
SOURCE MeaTech 3D Ltd.